January 22, 2010

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E., Stop 4631

Washington, D.C.  20549

RE:         Ameriprise Financial, Inc.

Form 10-K for the year ended December 31, 2008

Schedule 14A filed on March 6, 2009

File No. 1-32525

Dear Mr. Decker:

We refer to the comment letter dated December 23, 2009 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for Fiscal Year Ended December 31, 2008 (“2008 Form 10-K”) and Schedule 14A filed on March 6, 2009 for Ameriprise Financial, Inc. (the “Company”).

We have set forth in boldface type the text of the staff’s comments set forth in the aforementioned comment letter, followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Segment Information and Classes of Similar Services, page 22

1.              We note your cross-reference to Note 26 to your consolidated financial statements.  In future filings, please disclose total assets for each segment for each of the last three fiscal years.  See Item 101(b) of Regulation S-K.

Company Response:

In our Form 10-K for the year ended December 31, 2009 (“2009 Form 10-K”) we will disclose total assets for each segment as of December 31, 2009, 2008 and 2007 in our Segment Information footnote (which appeared in Footnote 26 to the Financial Statements in our 2008 Form 10-K).

Item 3 — Legal Proceedings, page 35

2.              In future filings, please disclose the relief being sought in the John E. Gallus et.al. matter.  See Item 103 of Regulation S-K.

Company Response:

The Complaint in the Gallus matter does not specify the damages sought by the plaintiff.

At this time, we cannot suggest specific disclosure language for our 2009 Form 10-K, because our disclosure will be dependent upon the facts and circumstances which exist at the time of filing.  However, the following revision to the disclosure in our Form 10-Q for the quarter ended September 30, 2009 (shown in bold italics) is indicative of how we would propose to modify our disclosure in response to the staff’s comment:

“In June 2004, an action captioned John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc., was filed in the United States District Court for the District of Arizona, and was later transferred to the United States District Court for the District of Minnesota. The plaintiffs alleged that they were investors in several of the Company’s mutual funds and they purported to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940. The plaintiffs alleged that fees allegedly paid to the defendants by the funds for investment advisory and administrative services were excessive. The plaintiffs seek an order declaring that defendants have violated the Investment Company Act of 1940 and awarding unspecified damages including excessive fees allegedly paid plus interest and other costs.   On July 6, 2007, the Court granted the Company’s motion for summary judgment, dismissing all claims with prejudice. Plaintiffs appealed the Court’s decision, and on April 8, 2009, the U.S. Court of Appeals for the Eighth Circuit reversed the district court’s decision, and remanded the case for further proceedings. The Company filed with the United States Supreme Court a Petition for Writ of Certiorari to review the judgment of the Court of Appeals in this case on August 6, 2009.”

Equity Compensation Plan Information, page 38

3.              In future filings, please discuss the material feature of the plan referred to in footnote (2) to the equity compensation plan table. See Item 201 (d)(3) of Regulation S-K.

Company Response:

In our 2009 Form 10-K we will include two sentences in footnote (2) to the Equity Compensation Plan Information table.  The sentences will read substantially as follows:

“For additional information on the Company’s equity compensation plans see Note 16 — Share-Based Compensation to the Consolidated Financial Statements. The non-shareholder approved plans consist of the Ameriprise Financial 2008 Employment Incentive Equity Award Plan and the Amended Deferred Equity Program for Independent Financial Advisors.”

4.              Please account for the total number of securities in column (c) of the equity compensation plan table by disclosing in a footnote the information required by Instruction 6 to Item 201(d) of Regulation S-K.

Company Response:

In our 2009 Form 10-K  we will disclose the securities available under each plan having shares available as contemplated in column (c) of the equity compensation plan  table.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

5.              Please revise to disclose your policies concerning redemptions of assets held in your funds. For example, disclose whether investors in your funds are required to give advance notice prior to redemption and if so, please disclose in future filings how much notice you require for an investor to make a redemption. Please also quantify to the extent possible, information regarding any known changes in owned, managed and administered assets occurring subsequent to your latest balance sheet date but prior to the date of your filings, such as known redemptions and/or notices of expected redemptions.  Your disclosures should clearly reflect any known trends in redemptions or notice of expected redemptions within MD&A. Please show us in your supplemental response what the revisions will look like.

Company Response:

In our 2009 Form 10-K  we will include additional disclosures in the Managed Assets paragraph under the Owned, Managed and Administered Assets heading in our Management’s Discussion and Analysis (“MD&A”).  The section will read substantially as follows:

“Investors in the mutual funds and face amount certificates we advise may redeem shares on each business day, provided that redemption orders are submitted in a timely fashion.   For our institutional clients, advisory contracts may generally be terminated (and managed assets redeemed) upon 30 days’ written notice.  However, we may in limited circumstances negotiate customized termination provisions with certain clients during the contracting process, or we may waive negotiated notice periods at our discretion.   Investors in the private investment funds we sponsor can generally redeem shares as of each month end upon 30-days advance written notice, with limited exceptions.  In addition, the notice requirements for our private investment funds may be waived or reduced at the discretion of the applicable fund.”

To the extent information is available, we will disclose in our MD&A flow information and any known trends or expected material redemptions for our managed assets that occur subsequent to the balance sheet date and prior to filing our 2009 Form 10-K.We cannot commit to specific language at this time because this flow information is not available yet.

6.              We note that your investment management teams manage the majority of assets in your RiverSource, Threadneedle and Seligman families of mutual funds, as well as the assets you manage for institutional clients in separately managed accounts, the general and separate accounts of the RiverSource Life companies and the assets of your face-amount certificate company. Please revise your future filings to more clearly indicate which segments manage each of these funds and show us in your supplemental response what the revisions will look like.

Company Response:

The asset management teams serving our Asset Management segment provide all intercompany asset management services for Ameriprise, and the fees for all such services are reflected within the Asset Management segment results through intersegment allocations.   We believe that this information is disclosed within our 2008 Form 10-K, but that some reorganization would better enable readers to understand the information.  In our 2009 Form10-K we will include this information within the Asset Management segment discussion in Part 1, Item 1. In addition, we will modify the description of “Our Segments” in the MD&A section.  We believe this narrative will fully explain that the Asset Management segment manages all of these assets.  This text, in relevant part will read substantially as follows:

Our Segments

Our five segments are Advice & Wealth Management, Asset Management, Annuities, Protection and Corporate & Other.

“The Advice & Wealth Management segment provides financial planning and advice, as well as full service brokerage and banking services, primarily to retail clients through the Company’s financial advisors. The Company’s affiliated financial advisors utilize a diversified selection of both proprietary and non-proprietary products to help clients meet their financial needs. A significant portion of revenues in this segment is fee-based, driven by the level of client assets, which is impacted by both market movements and net asset flows. The Company also earns net investment income on owned assets primarily from certificate and banking products. This segment earns revenues (distribution fees) for distributing non-proprietary products and earns intersegment revenues (distribution fees) for distributing the Company’s proprietary products and services provided to its retail clients. Intersegment expenses for this segment include expenses for investment management services provided by the Asset Management segment.

The Asset Management segment provides investment advice and investment products to retail and institutional clients. RiverSource Investments predominantly provides U.S. domestic products and services and Threadneedle predominantly provides international investment products and services. U.S. domestic retail products are primarily distributed through the Advice & Wealth Management segment and also through unaffiliated advisors. International retail products are primarily distributed through third parties. Retail products include mutual funds, variable product funds underlying insurance and annuity separate accounts, separately managed accounts and collective funds. Asset Management products are also distributed directly to institutions through an institutional sales force. Institutional asset management products include traditional asset classes, separate accounts, collateralized loan obligations, hedge funds and property funds. Revenues in this segment are primarily earned as fees based on managed asset balances, which are impacted by both market movements and net asset flows. This segment earns intersegment revenue for investment management services. Intersegment expenses for this segment include distribution expenses for services provided by the Advice & Wealth Management, Annuities and Protection segments.

The Annuities segment provides variable and fixed annuity products of RiverSource Life companies to retail clients primarily distributed through the Company’s affiliated financial advisors and to the retail clients of unaffiliated advisors through third-party distribution. Revenues for the Company’s variable annuity products are primarily earned as fees based on underlying account balances, which are impacted by both market movements and net asset flows. Revenues for the Company’s fixed annuity products are primarily earned as net investment income on assets supporting fixed account balances, with profitability significantly impacted by the spread between net investment income earned and interest credited on the fixed account balances. The Company also earns net investment income on owned assets supporting reserves for immediate annuities and for certain guaranteed benefits offered with variable annuities and on capital supporting the business. Intersegment revenues for this segment reflect fees paid by the Asset Management segment for marketing support and other services provided in connection with the availability of RiverSource Funds under the variable annuity contracts. Intersegment expenses for this segment include distribution expenses for services provided by the Advice & Wealth Management segment, as well as expenses for investment management services provided by the Asset Management segment.

The Protection segment offers a variety of protection products to address the protection and risk management needs of the Company’s retail clients including life, disability income and property-casualty insurance. Life and disability income products are primarily distributed through the Company’s branded advisors. The Company’s property-casualty products are sold direct, primarily through affinity relationships. The Company issues insurance policies through its life insurance subsidiaries and the property casualty companies. The primary sources of revenues for this segment are premiums, fees, and charges that the Company receives to assume insurance-related risk. The Company earns net investment income on owned assets supporting insurance reserves and capital supporting the business. The Company also receives fees based on the level of assets supporting variable universal life separate account balances. This segment earns intersegment revenues from fees paid by the Asset Management segment for marketing support and other services provided in connection with the availability of RiverSource Funds under the variable universal life contracts. Intersegment expenses for this segment include distribution expenses for services provided by the Advice & Wealth Management segment, as well as expenses for investment management services provided by the Asset Management segment.

The Corporate & Other segment consists of net investment income on corporate level assets, including excess capital held in our subsidiaries and other unallocated equity and other revenues from various investments as well as unallocated corporate expenses.

See Note 26 of our Consolidated Financial Statements for additional information.”

7.              It appears from your disclosures on page 9 that you have several different mutual funds, however, your filing does not provide much information to help investors understand these funds or how the funds could impact the Company’s performance.  Please expand disclosures in future filings to disclose the number of funds you manage and provide readers with a meaningful understanding of the performance of each of your significant funds. For each significant fund, please describe the underlying types of investments and overall strategy involved in the fund. Disclose the annualized returns for the periods presented as well as the inception to date returns. Although you are in the best position to determine which funds warrant expanded disclosures, we ask that you consider providing expanded disclosure for each fund that:

•                  had, or is expected to have, a material impact on fee income in relation to segment results;

•                  comprises a material amount of segment owned, managed and administered  assets;

•                  had, or is expected to have, material investments or redemptions in relation to segment owned, managed and administered assets; or

•                  had, or is expected to have, material market appreciation or depreciation in relation to segment owned, managed and administered assets.

Please show us in your supplemental response what the revisions will look like.

Company Response:

We have disclosed in Part I, Item 1 of our 2008 Form 10-K information about the number of mutual funds that we manage to provide investors with an understanding of the scope of the mutual fund advisory business within our Asset Management segment.  We intend to do so again in our 2009 Form 10-

K. Fee revenues received from our management of mutual funds are but one contributor to the operating results of our Asset Management segment.  No individual fund contributes enough to segment results for us to consider it as individually significant. We manage more than 100 mutual funds (including variable insurance product funds).  Although we cannot yet report precise results for 2009, we believe that no single fund will have contributed materially to Asset Management segment revenues.  We do not believe that disclosure concerning individual funds would allow investors to understand the significant drivers of our Asset Management segment results better than they could with our current disclosure. However, we will provide additional disclosure concerning our mutual funds, in the aggregate. We believe it would provide helpful context that would allow for better understanding of the scope of our retail mutual fund management business to replicate the information from Part I, Item 1 and include it in our 2009 10-K within the MD&A in the Results of Operations by Segment section for the Asset Management segment. We will also provide the percentages of our domestic equal weighted mutual fund rankings and our domestic asset weighted mutual fund rankings  in the top two Lipper quartiles and  the percentages of our international equal weighted mutual fund rankings in the top two S & P quartiles.

8.              If significant judgment is involved in the calculation of your owned, managed and administered assets and this materially impacts the determination of revenue, please consider identifying the determination of owned, managed and administered assets as a critical accounting policy. Please also consider enhancing your disclosure in future filings regarding how you estimate the fair value of financial instruments to address the following:

•                  the portion of owned, managed and administered assets in which you have a role estimating fair value;

•                  the amount or percentage of owned, managed and administered assets that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs, as defined in SFAS 157. Describe the types of investments in each level;

•                  for each type of asset included in level 2, explain the significant other observable inputs being used. If relying on third party pricing services, explain the inputs they are using to estimate the fair value of these assets; and

•                  for each type of asset included in level 3, provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method, including quantification of such assumptions, and a sensitivity analysis of those assumptions.  If relying on third party pricing services, disclose the methodologies and assumptions used.

Please show us in your supplemental response what the revisions will look like.

Company Response:

We considered Section 510.14, Critical Accounting Estimates, of the Financial Reporting Codification and SEC financial reporting release FR-60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies, when assessing which of our accounting policies are “critical.” Based on management’s understanding of this guidance, the determination of revenues is not materially impacted by judgment involved in the valuations of our owned, managed and administered assets and accordingly, management does not believe this is a critical accounting policy to our consolidated financial statements. We do believe, however, that market risk is the most significant factor underlying the valuation of our owned, managed and administered assets and we refer you to our disclosures in Item 7A. Quantitative and Qualitative Disclosures About Market Risk in our 2008 Form 10-K.

In our 2009 Form 10-K we will enhance our disclosures in the Sources of Revenues and Expenses section of the MD&A under the subtitle, Management and Financial Advice Fees  substantially as indicated  in the  italicized bold narrative below.

“Management and financial advice fees relate primarily to fees earned from managing mutual funds, separate account and wrap account assets, institutional investments including structured investments, as well as fees earned from providing financial advice and administrative services (including transfer agent, administration and custodial fees earned from providing services to retail mutual funds). Management and financial advice fees also include mortality and expense risk fees earned on separate account assets.

Our management fees are generally accrued daily and collected monthly. A significant portion of our management fees are calculated as a percentage of fair value of our managed assets.  The substantial majority of our managed assets are valued by independent pricing services vendors based upon observable market data. The selection of our pricing services vendors and the reliability of their prices are subject to certain governance procedures, such as periodic comparison across pricing vendors, due diligence reviews, daily price variance analysis, subsequent sales testing, stale price review, pricing vendor challenge process, and valuation committee oversight.

The remaining portion of this narrative is presented in our response to Comment 9 below.

In our suggested disclosure above, we have used the term “substantial majority of our managed assets.”  We have based this statement on the following:

•                  fair value hierarchy for assets reflected on our balance sheets is disclosed in the notes to our financial statements.

•                  fair value hierarchy for certain managed assets (primarily domestic mutual funds) that are not reflected on our balance sheets are identified in fair value disclosure requirements for each fund. Management has quantified that less than 0.5% of certain managed assets are valued based on unobservable inputs. These unobservable inputs are primarily uncorroborated indicative broker quotes for which a pricing services vendor price was not available.

Our remaining managed assets are not subject to the fair value reporting requirements of Section ASU 820-10, Fair Value Measurements and Disclosures, of the Financial Reporting Codification and therefore we do not currently identify fair value hierarchy levels for these managed assets. However, the nature and types of securities underlying these managed assets are substantially the same as those securities underlying our domestic mutual funds; therefore, we believe that the use of unobservable inputs to value these assets is limited.

We will continue to monitor the level of unobservable inputs used to value those managed assets that are not subject to the fair value hierarchy disclosure requirements.  If the level of unobservable inputs were to materially increase, we would consider providing additional disclosure and reassess whether or not the valuation of managed assets should be a critical accounting policy.

Sources of Revenues and Expenses, page 47

9.              You disclose that many of your mutual funds have a performance incentive adjustment. Please enhance your discussion of management fees and performance incentive fees to address the following:

•                  the frequency with which performance incentive fees are recognized;

•                  a detailed description of the accounting policy as it relates to recognizing incentive/performance fees. In particular, describe whether you use Method 1, or Method 2, as described in EITF Topic D-96;

•                  whether there are any situations which require repayment of amounts received;

•                  the amount of performance incentive fees recognized, but still subject to clawback;

•                  the amount of performance incentive fees recognized, but still subject to clawback, that have been distributed;

•                  the amount of performance incentive fees distributed. Quantify amounts held in segregated and/or collateralized accounts;

•                  the total amount of any deferred incentive fees (presumably subject to clawback). Separately quantify distributed and undistributed incentive fees; and

•                  quantify the existence of any material “high water marks” whereby you will not earn incentive fees even if the fund has positive returns until it surpasses the previous high water mark.

Please show us in your supplemental response what the revisions will look like.

Company Response:

In our 2009 Form 10-K we will enhance our disclosures in the Management and Financial Advice Fees paragraph under Sources of Revenues and Expenses substantially as indicated by the italicized and bold narrative below to clarify the accounting for management and performance incentive fees.  Specifically, we will address that we recognize revenues for all of our performance or incentive fees using Method 1 as described in EITF Topic D-96.

We will address clawback provisions and “high water marks” substantially as indicated in the narrative as follows:

“Many of our mutual funds have a performance incentive adjustment (“PIA”). The PIA increases or decreases the level of management fees received based on the specific fund’s relative performance as measured against a designated external index. We may also receive performance-based incentive fees from hedge funds or other structured investments that we manage.  We recognize PIA revenue monthly on a 12 month rolling performance basis. The monthly PIA and annual performance fees for structured investments are recognized as revenue at the time the performance fee is finalized or no longer subject to adjustment.  The PIA is finalized on a monthly basis.  All other performance fees are based on a full contract year and are final at the end of the contract year.  Any performance fees received are not subject to repayment or any other clawback provisions and approximately 1% of  managed assets as of December 31, 2009 are subject to “high water marks” whereby we will not earn incentive fees even if the fund has positive returns until it surpasses the previous high water mark.  Employee benefit plan and institutional investment management and administration services fees are negotiated and are also generally based on underlying asset values. Fees from financial planning and advice services are recognized when the financial plan is delivered.”

Owned, Managed and Administered Assets, page 49

10.       Please enhance your disclosure in future filings to provide a rollforward of owned, managed and administered assets by segment for each period presented, showing beginning balances, gross inflows, gross outflows, market appreciation/depreciation and ending balances. If the owned, managed and/or administered assets of any individual investment fund is material to understanding the results of operations and cash flows for that segment, a rollforward of the owned, managed and/or administered assets for that particular fund should also be presented. Please show us in your supplemental response what the revisions will look like.

Company Response:

The measure of owned, managed and administered assets (“OMA”) is a consolidated metric which we provide to disclose the asset gathering capability of our consolidated enterprise over time. We will be changing the narrative in the Owned, Managed and Administered Assets section of our MD&A by moving all the flow information to the applicable segment MD&A. Within the Results of Operations by Segment sections, we will disclose the assets that drive each segment’s business and provide rollforwards where material to understanding the results of operations and cash flows for the segment.

For illustrative purposes, we are including the following paragraph from our 2008 Form 10-K which is marked to show how we may split the narrative by segment and place the segment flow information in the Results of Operations by Segment discussions. We have indicated in brackets where the information would be disclosed.

“In 2008, RiverSource managed assets had $11.4 billion in net outflows compared to net outflows of $6.2 billion during 2007 and market depreciation of $30.3 billion in 2008 compared to market appreciation of $5.7 billion in 2007. These negative impacts to RiverSource managed assets were partially offset by a $12.8 billion increase in managed assets due to the acquisition of Seligman in the fourth quarter of 2008. Threadneedle managed assets had $15.8 billion in net outflows in 2008 compared to net outflows of $21.1 billion in 2007 and market depreciation of $19.8 billion in 2008 compared to market appreciation of $7.5 billion in 2007. The negative impact on Threadneedle managed assets due to changes in foreign currency exchange rates was $28.6 billion in 2008 compared to a positive impact of $2.0 billion in 2007. [This section will be moved to the Asset Management segment] Our wrap accounts had net inflows of $3.7 billion in 2008 compared to net inflows of $11.7 billion in 2007 and market depreciation of $26.8 billion in 2008 and market appreciation of $5.8 billion in 2007. The net decline in wrap account assets was partially offset by a $2.1 billion increase due to the acquisition of H&R Block Financial Advisors, Inc. [This section will be moved to the Advice & Wealth Management segment] In 2008, RiverSource variable annuities had net inflows of $2.7 billion, but variable annuity contract accumulation values decreased $13.9 billion, net of market-driven declines in separate account asset values. These changes in variable annuities affected both RiverSource managed owned assets and owned assets. Our fixed annuities had total net outflows of $0.7 billion in 2008 compared to net outflows of $2.9 billion in the prior year, which impacted our RiverSource managed owned assets. [This section will be moved to the Annuities segment]Administered assets increased $4.5 billion compared to the prior year due to an increase of $22.0 billion related to the acquisition of H&R Block Financial Advisors, Inc. in the fourth quarter of 2008, partially offset by market depreciation.”[This section will be moved to the Advice & Wealth Management segment]

In the Advice and Wealth Management segment Results of Operations we will discuss the flows in the wrap accounts and the balances in the administered accounts, as well as provide a rollforward of the wrap accounts.   We cannot commit to specific language at this time because this flow information is not available yet, but we anticipate the disclosure will read substantially as follows:

“Our wrap accounts had net (inflows/outflows) of $x.x billion in 2009 compared to net inflows of $3.7 billion in 2008 and market (appreciation/depreciation) of $xx.x billion in 2009 compared to market depreciation of $26.8 billion in 2008.

The following tables present the changes in wrap accounts for the years ended December 31, 2009 and 2008. (Only the 2008 table has been provided for illustrative purposes.)

	December 31,
	2009		2008
	(in billions)
Balance at January 1		$72.8	$93.9
Net flows			3.7
Market appreciation/(depreciation)			(26.8)
Other			2.0
Balance at December 31	$		$72.8

Administered assets (increased/decreased) $x.x billion compared to the prior year due to an increase/decrease of x, partially offset by market appreciation/depreciation.”

In the Asset Management segment Results of Operations we will discuss the flows, as well as provide a rollforward of the managed assets.  We cannot commit to specific language at this time because this flow information is not available yet, but we anticipate the disclosure will read substantially as follows:

“In 2009, Domestic managed assets had $xx.x billion in net (inflows/outflows) compared to net outflows of $11.4 billion during 2008 and market (appreciation/depreciation) of $xx.x billion in 2009 compared to market depreciation of $30.3 billion in 2008. International managed assets had $xx.x billion in net (inflows/outflows) in 2009 compared to net outflows of

$15.8 billion in 2008 and market (appreciation/depreciation) of $xx.x billion in 2009 compared to market depreciation of $19.8 billion in 2008. The (positive/negative) impact on Threadneedle managed assets due to changes in foreign currency exchange rates was $xx.x billion in 2009 compared to a negative impact of $28.6 billion in 2008.

The following tables present the changes in managed assets for the years ended December 31, 2009 and 2008. (Only the 2008 table has been provided for illustrative purposes).

			Market
	December 31,		appreciation/	Foreign		December 31,
	2007	Net flows	(depreciation)	Exchange	Other	2008
	(in billions)
Domestic Managed Assets:
Retail Funds	$86.9	$(5.4)	$(24.3)	$—	$6.7	$63.9
Institutional Funds	53.2	(4.7)	(5.4)	—	3.2	46.3
Alternative Funds	8.1	(1.2)	(0.3)	—	2.8	9.4
Trust Funds	8.8	(0.1)	(0.3)	—	—	8.4
Less: eliminations	(0.7)	—	—	—	0.6	(0.1)
Total Domestic Managed Assets	156.3	(11.4)	(30.3)	—	13.3	127.9
International Managed Assets:
Retail Funds	30.8	(1.9)	(6.4)	(6.4)	0.2	16.3
Institutional Funds	100.1	(13.3)	(13.6)	(21.7)	3.8	55.3
Alternative Funds	3.5	(0.6)	0.2	(0.5)	—	2.6
Total International Managed Funds	134.4	(15.8)	(19.8)	(28.6)	4.0	74.2
Less: Sub-advised eliminations	(5.6)	—	—	—	3.1	(2.5)
Total managed assets	$285.1	$(27.2)	$(50.1)	$(28.6)	$20.4	$199.6

In the Annuities segment Results of Operations we will provide the flows for the fixed and variable annuities. We cannot commit to specific language at this time because this flow information is not available yet, but we anticipate the disclosure will read substantially as follows:

“In 2009, RiverSource variable annuities had net (inflows/outflows) of $x.x billion, (and/but) variable annuity contract accumulation values (increased/decreased) $xx.x billion, net of market-driven (increases/declines) in separate account asset values. These changes in variable annuities affected both RiverSource managed owned assets and owned assets. Our fixed annuities had total net (inflows/outflows) of $x.x billion in 2009 compared to net outflows of $0.7 billion in the prior year, which impacted our RiverSource managed owned assets.”

Item 9A — Controls and Procedures, page 142

11.       In future filings, please clarify that your internal control over financial reporting is a process designed by, or under the supervision of, your chief executive and chief financial officers, or persons performing similar functions, and effected by your board of directors, management, and other personnel to provide the internal control over financial reporting that you describe.

Company Response:

In our 2009 Form 10-K, the second paragraph under the section titled “Disclosure Controls and Procedures” under Item 9A will be amended to read substantially as follows:

“Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our company’s Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at a reasonable level of assurance as of December 31, 2009.”

In our 2009 Form 10-K, the second paragraph under the section titled “Management’s Report on Internal Control Over Financial Reporting” under Item 9A will be amended to read as follows:

“Internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, and includes those policies and procedures that:

•                                          Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•                                          Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•                                          Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.”

Exhibit Index, page E-1

12.       It appears that you have omitted the schedules and exhibits referenced in your Credit Agreement dated September 30, 2005. Please file with your next Exchange Act report, a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

Company Response:

The Exhibits to the Credit Agreement consist of form documentation (such as a Form of Promissory Note, a Form of Compliance Certificate, and a Form of Assignment that Lenders would use if they assign all or a portion of their commitments).  It has been our view that these forms are common, routine components of credit agreements - none of which reflects an existing obligation - and the substance of which is already contemplated by the terms of the Credit Agreement on file.  However, at the Commission’s request we will include the forms with the filing of our 2009 Form 10-K.

The Disclosure Schedules to the Credit Agreement are intended to support the parties’ representations and warranties made when the Credit Agreement was executed (or in the case of the Lender Commitment Schedule, to identify the individual lenders who originally committed to lend to Ameriprise).  The factual information in these schedules was current at the time of entry into the Credit Agreement, but it is generally no longer accurate due to the passage of time.  We have been under no obligation to update the schedules on an ongoing basis. Disclosure of these schedules at this time could be misleading and would conflict with other information disclosed in Ameriprise’s subsequent periodic reports (lists of subsidiaries, for example).  For the foregoing reasons, we do not believe that filing of the Disclosure Schedules is desirable.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON MARCH 6, 2009

Market Data Review, page 34

13.       We note that you use compensation at other public firms as a benchmark for your named executive officers’ compensation. In future filings, please clarify the nature of your benchmarking activities. In doing so, discuss where you target each of your executive officers’ total direct compensation relative to the peer group data you collect and state where such compensation actually fell with respect to those targets. See Item 402(b)(2)(xiv) of Regulation S-K.

Company Response:

The Company respectfully submits that its Compensation Discussion and Analysis (CD&A) in our 2009 proxy statement (“2009 CD&A”) complies with the requirements of Item 402(b)(2)(xiv).  Specifically, the 2009 CD&A discloses that peer group data is just one of the analytical tools used in establishing named executive officer compensation and serves primarily as a market check on the compensation of the Company’s executive officers.

As described in the 2009 CD&A: “Because no single company included in the peer group is exactly comparable to Ameriprise Financial, the committee uses the peer group solely to validate the range of competitive pay for the business segments we compete in for executive talent.”  With the assistance of the committee’s independent consultant, the committee also considers broad industry trends and data (in addition to the peer group data) when establishing compensation ranges.

Further, performance is the primary driver in the committee’s consideration of actual compensation awarded.  In the CD&A under the heading “Market Data Review,” the Company discloses that “[i]t is important to understand that the compensation market data and ranges provide only a reference point for the committee. Depending upon company, business and individual performance results, a named executive officer’s total direct compensation may be within, below or above the market range for that position. The market data and ranges do not determine a named executive officer’s total direct compensation.”

In the proxy statement for our 2010 Annual Meeting of Shareholders (“2010 Proxy Statement”) we will provide additional disclosure in our CD&A to amplify the description of the Company’s pay-for-performance philosophy, how the committee uses peer group data in addition to tally sheets, consultant guidance, historical compensation levels for each named executive officer, and any other analytical tools used to determine named executive officer compensation for the covered fiscal year.

Performance Assessment, page 35

14.       In future filings please provide appropriate analytical disclosure regarding the correlation between performance factors and payouts under your incentive compensation plans. In this regard, please provide more specific disclosure of your performance objectives during your last fiscal year, and describe how consideration of each of these objectives contributed to payout determinations. While we note the list of factors on pages 36 through 38, you should clarify how these measures influenced actual incentive awards. For example, indicate whether actual performance relative to each factor weighed in favor of or against increasing incentive payouts, and discuss your compensation committee’s rationale supporting its payout determinations.

Company Response:

We have carefully considered the points made by the staff related to the topic of performance assessment. As required by Item 402(b)(2)(v), in our 2009 CD&A we list “What specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions.”  Item 402(b)(2)(ix) requires us to disclose “The factors considered in decisions to increase or decrease compensation materially (emphasis added).”  We included the following statements in our 2009 CD&A:  “The committee considers many different factors in assessing the performance of each named executive officer, as we describe below.  The committee does not use a rigid set of rules for determining the relative importance of these factors.  The committee may emphasize or weight performance factors differently for each named executive officer.”  See bottom of page 35 in our 2009 Annual Meeting Proxy Statement.

At the top of page 36, we included this disclosure:  “No one factor, by itself, is material to the committee’s assessment of a named executive officer’s performance, or to the amount of a named executive officer’s total incentive award for 2008.  The committee considers a number of factors, weighs the views of our chief executive officer as to the performance of each named executive officer other than himself, and refers to competitive market data with the aid of an independent consultant before approving total incentive awards.”

Furthermore, in the middle of page 36, we included this language:  “We’ve provided below the most significant performance factors included in the chief executive officer’s 2008 performance assessment.  None of these performance factors is, by itself, material to the determination of the chief executive officer’s compensation.  None of these factors is a performance goal or target related to the compensation of our chief executive officer (emphasis added throughout).”

In the middle of page 38, in the section dealing with the factors used by the committee in assessing the performance of the other named executive officers, we included this sentence: “None of these factors is, by itself, material to the determination of a named executive officer’s compensation.”

As the SEC’s 2006 adopting release for the new executive compensation disclosure rules made clear with respect to the examples of issues that would be appropriate to discuss in the CD&A:  “We wish to emphasize, however, that the application of a particular example must be tailored to the company and that the examples are non-exclusive.  We believe using illustrative examples helps to identify the types of disclosure that may be applicable.  A company must assess the materiality to investors of the information that is identified by the example in light of the particular situation of the company.  We also note that in some cases an example may not be material to a particular company, and therefore no disclosure would be required. (emphasis added).”  SEC Release No. 33-8732A (August 29, 2006), at Section IIB.1.

In summary,  inasmuch as our 2009 CD&A disclosed that no one performance factor by itself is material to the determination of a named executive officer’s compensation, that the Compensation and Benefits Committee does not assign specific importance or weight to each performance factor, and that none of the performance factors is a target or goal related to compensation, we respectfully suggest that the additional disclosure contained in Comment 14 of the staff’s letter is not required under Item 402 of Regulation S-K.

Potential Payments upon Termination or Change of Control for Named Executive Officers, page 58

15.       In future filings, please disclose over what period payments and benefits would be paid to your named executive officers under each termination of employment scenario. See Item 402(i)(2) of Regulation S-K.

Company Response:

In our 2010 Proxy Statement, the narrative disclosure (either preceding the tabular disclosure or in the footnotes to such tables) accompanying the section entitled “Potential Payments upon Termination or Change of Control for Named Executive Officers” will disclose the provider of, and the timing (lump sum or annual) of, such potential payments and benefits.

*      *      *

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in their filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 612-678-4769.

Very truly yours,
/s/ David K. Stewart
David K. Stewart
Senior Vice President and Corporate Controller

cc:           James M. Cracchiolo, Chairman and Chief Executive Officer

Walter S. Berman, Executive Vice President and Chief Financial Officer

Jeffrey Gordon

Lisa Haynes

Division of Corporation Finance

Securities and Exchange Commission